BRIDGELINE DIGITAL, INC.

100 Sylvan Road, Suite G-700

Woburn, MA 01801

February 27, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. St., N.E.

Washington, D.C. 20549

Re:	Bridgeline Digital, Inc. Registration Statement on Form S-3 File No. 333-285176 Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Bridgeline Digital, Inc. hereby requests the acceleration of the effective date of the above-referenced Registration Statement on Form S-3 (File No. 333-285176) so that it will become effective on Thursday, February 27, 2025 at 4:30 p.m., Eastern Time, or as soon thereafter as practicable.

Please call Irvin Brum or Dominick Ragno of Ruskin Moscou Faltischek P.C. at (516) 663-6600 to provide notice of the effectiveness of the Registration Statement.

Very truly yours,

Bridgeline Digital, Inc.

By:	/s/ Roger Kahn
Roger Kahn
President and Chief Executive Officer

cc:	Irvin Brum, Ruskin Moscou Faltischek P.C.
Dominick Ragno, Ruskin Moscou Faltischek P.C.